November 16, 2023

Thomas Jones

Office of Manufacturing

Re:	Avvenire Electric Vehicle International Corp.
Form 1-A
Filed October 27, 2023
File No. 024-12330

Mr. Jones:

Please see below for responses to the Division’s letter dated November 9, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement on Form 1-A, filed November 13, 2023 (“Amendment”), as further herein detailed.

Security Ownership of Management and Certain Securityholders

1. We note your revisions in response to prior comment 14. It appears that you should revise the table on this page to include Aldo Baiocchi and Rob Abenante as beneficial owners. Refer to Items 12(a)(1) and (2) of Form 1-A. In addition, please include the address of each beneficial owner. Refer to Item 12(b)(1) of Form 1-A.

Please see the table in “Security Ownership of Management and Certain Securityholders” in the Amendment for updated disclosures.

Independent Auditor’s Report

2. We note your response to prior comment 26 and reissue the comment in part. Please have your auditor address the following in its audit report:

●	The opinion paragraph should refer to accounting principles “generally” accepted in the United States of America; and
●	The heading of the going concern section should be “Substantial Doubt About t

Entity’s Ability to Continue as a Going Concern”. Refer to AU-C Section 570.24

Please see the updated Auditor’s Report within the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC